CARDINAL
INTELLECTUAL PROPERTY

April 29, 2013

Via email: david@perkoworldwide.com

David E. Perko
Founder/CEO
Perko Worldwide Corp
2650 SW 18th Street
Fort Lauderdale, FL 33312

Dear Mr. Perko,

Re: Evaluation of the U.S. Patent No. 7,013,828 B1

At your request we are providing our evaluation of U.S. Patent No. 7,013,828 B2 to Perko (hereinafter the PERKO Patent) related to a large planning vessel with inflatable buoyancy when in its displacement mode and folding wing lift devices to assist the vessel to rise in the planning mode able to achieve very high speed ocean transit in a planning/ground effects mode. As part of this evaluation, we provide my qualifications as Senior Analyst and Program Manager for this project and CIP's qualifications to undertake this evaluation.

CIP is a global leader in patent research and provides patent research services to top US and international intellectual property law firms, Fortune 500 companies, academic institutions and the USPTO at the cutting edge of research. I am employed by CIP as a Senior Analyst and Program Manager and bring more than fifteen years of intellectual property experience to my current position. I hold a JD from DePaul University College of Law, an MBA in from Illinois Institute of Technology, and a BS in Electrical/Biomedical Engineering from Marquette University. I have prosecuted more than one hundred patent applications as a patent attorney working for the U.S. Department of Energy and intellectual property law firms. Additionally, I have published articles on patent prosecution and prepared and taught continuing legal education classes. Finally, I have performed patent valuations for litigation, merger due diligence, and patent sales and purchases.

RELEVANT MARKET

For the purpose of this evaluation we determined the relevant market as the global maritime trade, more specifically the US Share of the Global Seaborne Trade.

Based on our research, we determined the projected Amount of US imports and exports measured in nominal dollars in the relevant market is projected to increase from $2.5 Trillion in 2013 to $4.0 Trillion in 2022 (the useful life of the PERKO Patent) as provided below:

Projected Amount of US imports and exports measured in nominal dollars (Trillions)

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2.5	2.67	2.84	3.0	3.25	3.5	3.75	3.83	3.91	4.0

A review of 2279 licensing deals over 15 industries revealed that one company may conservatively penetrate about 0.1% of the relevant U.S. Market. Therefore, for the purpose of this evaluation, we estimate that a company would be able to penetrate 0.1% of the relevant U.S. Market using technology similar to the technology disclosed in the Washburn Electronic Isolator Patent, growing from $12.48 Million in 2012 to $27.26 Million in 2022, as follows:

Total Penetration of U.S. Market in Millions

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
12.48	13.49	14.63	15.81	17.09	18.47	19.98	21.59	23.34	25.23	27.26

ESTIMATED PATENT VALUE

Based on our review of the 2279 licensing deals revealed that the royalty rate for the 15 industries ranged between three and nine percent, with an average royalty rate of about five percent for the communication industries.[1] A review of related licenses revealed royalty rates

1 Parr, *Royalty Rates for Licensing Intellectual Property*, p 53-57 (2007)

CARDINAL

INTELLECTUAL PROPERTY

between three and seven percent. Therefore, based on this study, our own research and the factors limiting the licensing potential, we determined the reasonable royalty rate for the technology of the Washburn Electronic Isolator Patent to be 5%, ranging from $0.625 Million in 2012 to $1.36 Million in 2022.

Estimated Royalty Stream in Millions

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
0.63	0.68	0.73	0.79	0.86	0.94	0.99	1.08	1.17	1.26	1.36

The Net Present Value for the PERKO Patents was determined by applying a risk adjusted discount rate of 15% to the estimated royalty stream for the PERKO Patents.

Based on the above factors and the determined 15% discount rate, and using Net Present Value, the PERKO Patents is conservatively estimated at $45.56 Million US dollars.

Regards:
Cardinal Intellectual Property

Timothy Harney
Senior Project Manager
Business Development
tim.harney@cardinal-ip.com